Subject to Completion Preliminary Term Sheet dated October 9, 2018
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-213265
(To Prospectus dated November 4, 2016,
Prospectus Supplement dated November 4, 2016 and
Product Supplement COMM-1 dated April 3, 2017)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	October , 2018 October , 2018 December , 2019
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

BofA Finance LLC
Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract
Fully and Unconditionally Guaranteed by Bank of America Corporation
■
Maturity of approximately 14 months
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3-to-1 upside exposure to increases in the price of the Brent Crude Oil Futures Contract, subject to a capped return of [18.00% to 22.00%]
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1-to-1 downside exposure to decreases in the price of the Brent Crude Oil Futures Contract beyond a 10.00% decline, with up to 90.00% of your principal at risk
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All payments occur at maturity and are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes
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No periodic interest payments
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In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
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Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-5 of product supplement COMM-1, page S-4 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.
The initial estimated value of the notes as of the pricing date is expected to be between $9.40 and $9.83 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________
	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to BofA Finance	$9.80	$
(1)
For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
Merrill Lynch & Co.
October     , 2018

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Summary
The Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December  , 2019 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured  by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of BofA Finance’s other unsecured and unsubordinated debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.  The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Brent Crude Oil Futures Contract, is greater than its Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Brent Crude Oil Futures Contract, subject to our and BAC’s credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes.  This initial estimated value range was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes.  The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.
Terms of the Notes		Redemption Amount Determination
Issuer:	BofA Finance LLC (“BofA Finance”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:
The front month futures contract for deliverable grade Brent crude oil (the “Brent Crude Oil Futures Contract”) traded on the ICE Futures Europe (“ICE”) and displayed on Bloomberg Page “CO1 <CMDTY>” (or any applicable successor page). The contract that will be used to determine the Starting Value will be the contract scheduled for delivery in December 2018 and the contract that will be used to determine the Ending Value will be the contract scheduled for delivery in February 2020, subject to adjustment depending on when the pricing date and the calculation day occur.

Starting Value:
The official settlement price of the Brent Crude Oil Futures Contract on the ICE, as reported on Bloomberg L.P., on the pricing date subject to the Starting Value Market Measure Disruption Calculation, as described on page PS-20 of product supplement COMM-1

Ending Value:
The official settlement price of the Brent Crude Oil Futures Contract on the ICE, as reported on Bloomberg L.P. on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement COMM-1.

Threshold Value:	90% of the Starting Value, rounded to two decimal places.
Participation Rate:	300%
Capped Value:	[$11.80 to $12.20] per unit, which represents a return of [18.00% to 22.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-13.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
The terms and risks of the notes are contained in this term sheet and in the following:
■	Product supplement COMM-1 dated April 3, 2017: https://www.sec.gov/Archives/edgar/data/70858/000119312517108683/d354136d424b5.htm
■	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement COMM-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.
Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
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You anticipate that the price of the Brent Crude Oil Futures Contract will increase moderately from the Starting Value to the Ending Value.
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You are willing to risk a loss of principal and return if the price of the Brent Crude Oil Futures Contract decreases from the Starting Value to an Ending Value that is below the Threshold Value.
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You accept that the return on the notes will be capped.
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You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
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You are willing to forgo the rights and benefits of owning crude oil or any related futures contract.
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You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.
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You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

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You believe that the price of the Brent Crude Oil Futures Contract will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
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You seek 100% principal repayment or preservation of capital.
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You seek an uncapped return on your investment.
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You seek interest payments or other current income on your investment.
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You want to receive the rights and benefits of owning crude oil or any related futures contract.
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You seek an investment for which there will be a liquid secondary market.
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You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Hypothetical Payout Profile and Examples of Payments at Maturity
The below graph is based on hypothetical numbers and values.
Capped Leveraged Index Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 300%, the Threshold Value of 90% of the Starting Value and a Capped Value of $12.00 per unit (the midpoint of the Capped Value range of [$11.80 to $12.20]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in crude oil, as measured by the Brent Crude Oil Futures Contract.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 90, the Participation Rate of 300%, a Capped Value of $12.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual prices of the Market Measure, see “The Brent Crude Oil Futures Contract” section below.  In addition, all payments on the notes are subject to issuer and guarantor credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
80.00	-20.00%	$9.00	-10.00%
90.00(1)	-10.00%	$10.00	0.00%
94.00	-6.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$12.00(3)	20.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$12.00	20.00%
140.00	40.00%	$12.00	20.00%
150.00	50.00%	$12.00	20.00%
160.00	60.00%	$12.00	20.00%
(1)	This is the hypothetical Threshold Value.
(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.
(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.
Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Redemption Amount Calculation Examples
Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 80.00
Redemption Amount per unit
Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 95.00
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.
Example 3
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.90 Redemption Amount per unit
Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.00 per unit
Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of product supplement COMM-1, page S-4 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
■	Depending on the performance of the Brent Crude Oil Futures Contract as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
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Payments on the notes are subject to our credit risk, and  the credit risk of BAC, and actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in crude oil, as measured by the Brent Crude Oil Futures Contract
■	We are a finance subsidiary and, as such, will have limited assets and operations.
■	BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries
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The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC: events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes

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The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

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The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the price of the Brent Crude Oil Futures Contract, BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-13. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Brent Crude Oil Futures Contract, our and BAC’s creditworthiness and changes in market conditions.

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A trading market is not expected to develop for the notes. None of us, BAC or MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

■	Ownership of the notes will not entitle you to any rights with respect to crude oil or any related futures contracts.
■	Suspensions or disruptions of trading in crude oil and related futures contracts may adversely affect the value of the notes.
■	An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.
■	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.
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The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Consequences” beginning on page PS-28 of product supplement COMM-1.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Additional Risk Factors
The price movements in the Brent Crude Oil Futures Contract may not correlate with changes in Brent crude oil’s spot price.
The Brent Crude Oil Futures Contract is a futures contract for Brent crude oil that trades on the Intercontinental Exchange Futures Europe (“ICE”).  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.
The notes are linked to the Brent Crude Oil Futures Contract and not to the spot price of Brent crude oil, and an investment in the notes is not the same as buying and holding Brent crude oil. While price movements in the Brent Crude Oil Futures Contract may correlate with changes in Brent crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for Brent crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of Brent crude oil may not result in an increase in the price of the Brent Crude Oil Futures Contract. The price of the Brent Crude Oil Futures Contract may decrease while the spot price for Brent crude oil remains stable or increases, or does not decrease to the same extent.
The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Brent Crude Oil Futures Contract.
The price movements in the Brent Crude Oil Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for Brent crude oil that have more distant delivery dates than the Brent Crude Oil Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Brent Crude Oil Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.
The notes include the risk of a concentrated position in a single commodity.
The notes are linked to a single exchange-traded physical commodity underlying the Brent Crude Oil Futures Contract, Brent crude oil. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the value of Brent crude oil may adversely affect the price of the Brent Crude Oil Futures Contract and the market value of the notes. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of Brent crude oil. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind, or geothermal energy and hybrid and electric automobiles, could reduce the demand for Brent crude oil and result in lower prices. As a result of any of these events, the market value of the notes could decrease.
Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the notes.
Historically, oil prices have been highly volatile.  They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Brent Crude Oil Futures Contract.  Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably.  If the volatility of Brent crude oil and the Brent Crude Oil Futures Contract increases or decreases, the market value of the notes may be adversely affected.
Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers.  These producers have, in certain recent periods, implemented curtailments of output and trade.  These efforts at supply curtailment, or the cessation of supply, could affect the value of the Brent Crude Oil Futures Contract.  Additionally, the development of substitute products for oil could adversely affect the value of the Brent Crude Oil Futures Contract and the value of the notes.
The policies of the ICE are subject to change, in a manner which may reduce the market value of the notes.
The policies of the ICE concerning the manner in which the price of Brent crude oil is calculated may change in the future. The ICE is not our affiliate, and we have no ability to control or predict the actions of the ICE. The ICE may also from time to time change its rules or bylaws or take emergency action under its rules. The ICE may discontinue or suspend calculation or dissemination of information relating to the Brent Crude Oil Futures Contract. Any such actions could affect the price of the Brent Crude Oil Futures Contract, and therefore, the market value of the notes.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
The Brent Crude Oil Futures Contract
We have derived all information regarding the Brent Crude Oil Futures Contract and the ICE from publicly available sources, including the Intercontinental Exchange website at www.theice.com. Such information reflects the policies of, and is subject to change without notice by, the Intercontinental Exchange. Information contained on the Intercontinental Exchange website is not a part of, and is not incorporated by reference in, this term sheet. None of us, the calculation agent, or MLPF&S or our respective affiliates are involved in the calculation or dissemination of information by ICE relating to the Brent Crude Oil Futures Contract.
The consequences of the ICE discontinuing trading in the Brent Crude Oil Futures Contract are discussed in the section entitled “Discontinuance of a Market Measure” beginning on page PS-22 of product supplement COMM-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation or dissemination of information relating to the Brent Crude Oil Futures Contract.
The Futures Market
An exchange-traded futures contract, such as the Brent Crude Oil Futures Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date.  Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.  Exchange-traded futures contracts are traded on organized exchanges such as the ICE, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.
The ICE Futures Europe
Intercontinental Exchange was established in May 2000. Its founding shareholders represented some of the world’s largest energy traders. In June 2001, Intercontinental Exchange expanded its business into futures trading by acquiring the International Petroleum Exchange (the “IPE”), now the ICE, which operated Europe’s leading open-outcry energy futures exchange. Since 2003, ICE has partnered with the Chicago Climate Exchange to host its electronic marketplace. In April 2005, the entire ICE portfolio of energy futures became fully electronic.
IPE, the predecessor of the ICE was established in London in 1980 as a traditional open-cry auction market by a group of energy and trading companies. The IPE launched the gas oil futures contracts in 1981, followed by the Brent crude oil futures contract in 1988 and the natural gas futures contract in 1997.
The ICE is a “Recognized Investment Exchange” in the United Kingdom and is regulated by the U.K. Financial Services Authority. Trading in futures and options is offered exclusively electronically, and access to the trading platform is offered directly via the Internet, through private telecommunications lines, through an independent software vendor, or through the ICE exchange member’s own system.
The Brent Crude Oil Futures Contract
The “Brent Crude Oil Futures Contract” is the first nearby Brent crude oil futures contract traded on the ICE. Brent crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970’s. The Brent Crude Oil Futures Contract is a deliverable contract based on an Exchange of Futures for Physical Delivery, or “EFP”, with an option to cash settle. This mechanism enables companies to take delivery of physical crude supplies through EFP or, alternatively and more commonly, open positions that can be cash settled at expiration.
Trading in each first nearby futures contract ceases at the end of the designated settlement period on the last business day of the second month preceding the relevant contract month (e.g., the March contract month will expire on the last business day of January). If the day on which trading is due to cease would be either: (i) the business day preceding Christmas Day, or (ii) the business day preceding New Year’s Day, then trading shall cease on the next preceding business day.
Trading hours for the Brent Crude Oil Futures Contract are from 01:00 London local time (23:00 on Sundays) to 23:00 London local time.  The contract price is in U.S. dollars and cents per barrel. The Brent Crude Oil Futures Contract trades in a contract size of 1,000 barrels. The minimum price fluctuation for the Brent Crude Oil Futures Contract is one cent per barrel, and the ICE does not set forth a standard permitted maximum price fluctuation for the Brent Crude Oil Futures Contract. The settlement price on each trading day is the weighted average price of trades during a two minute settlement period from 19:28:00, London time.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
The following graph shows the daily historical performance of the Brent Crude Oil Futures Contract in the period from January 1, 2008 through October 3, 2018.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 3, 2018, the settlement price of the Brent Crude Oil Futures Contract was 86.29.
Historical Performance of the Brent Crude Oil Futures Contract

150
100
50
0
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18

This historical data on the Brent Crude Oil Futures Contract is not necessarily indicative of the future performance of the Brent Crude Oil Futures Contract or what the value of the notes may be. Any historical upward or downward trend in the price of the Brent Crude Oil Futures Contract during any period set forth above is not an indication that the price of the Brent Crude Oil Futures Contract is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Brent Crude Oil Futures Contract.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Supplement to the Plan of Distribution; Conflicts of Interest
Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
The current business of MLPF&S is being reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S.
MLPF&S will be assigning its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date. MLPF&S will in turn purchase the notes from BofAMLS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.
MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Brent Crude Oil Futures Contract and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
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the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

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a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

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a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).
Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Brent Crude Oil Futures Contract.  The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Brent Crude Oil Futures Contract and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Brent Crude Oil Futures Contract, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.
For further information, see “Supplemental Use of Proceeds” on page PS-17 of product supplement COMM-1.
MLPF&S Reorganization
As discussed above under “Supplement to the Plan of Distribution; Conflicts of Interest”, the current business of MLPF&S is being reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes, estimating the value of the notes using pricing models, and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this term sheet as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Summary Tax Consequences
The following summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the notes supplements and, to the extent inconsistent, supersedes the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.
Although the notes are issued by us, for U.S. federal income tax purposes, they will be treated as if they were issued by Bank of America Corporation. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.
This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
General
Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Sidley Austin LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Market Measure for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.
This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.
Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.
U.S. Holders
Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.
Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, if the notes have a term that exceeds one year, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale or exchange, of the notes generally would be treated as ordinary income, and any loss realized would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.
The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a
Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.
The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.
In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.
It is also possible that the IRS could assert that Section 1256 of the Code should apply to your notes. If Section 1256 were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time a futures contract rolls. Such gain or loss may also be subject to Section 1256 as discussed above, under which 60% of the gain or loss will be treated as long-term capital gain or loss and 40% will be treated as short-term capital gain or loss.
Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon sale or exchange of the notes should be treated as ordinary gain or loss.
Non-U.S. Holders
A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale or exchange and certain other conditions are satisfied.
If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Non-U.S. Holders should consult their own tax advisors in this regard.
U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.
Backup Withholding and Information Reporting
Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.
Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes® Linked to the Brent Crude Oil Futures Contract, due December , 2019
Where You Can Find More Information
We and BAC have filed a registration statement (including a product supplement, a prospectus supplement,  and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.
Market-Linked Investments Classification
MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.
Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.
“Leveraged Index Return Notes®” and “LIRNs®” are BAC’s registered service marks.
Capped Leveraged Index Return Notes®	TS-14